                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Universal Heights, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   91359C 307
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 91359C 307                  13G                    PAGE 2 OF 10 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Blue Water Master Fund, L.P.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Blue Water Master Fund, L.P. - British Virgin Islands
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       Blue Water Master Fund, L.P. - 666,500**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   Blue Water Master Fund, L.P. - 0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        Blue Water Master Fund, L.P. - 666,500**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    Blue Water Master Fund, L.P. - 0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        Blue Water Master Fund, L.P. - 666,500**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.5%** (based on 14,751,694 shares outstanding as of October 1, 2000 as reported by issuer on Form 10-QSB)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        Blue Water Master Fund, L.P. - 00
--------------------------------------------------------------------------------

*   See Instruction before filling out.
**  See Item 4 of this filing.

CUSIP NO. 91359C 307                  13G                    PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Blue Water Partners, L.L.C.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Blue Water Partners, L.L.C.- State of California
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       Blue Water Partners, L.L.C. - 666,500**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   Blue Water Partners, L.L.C. - 0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        Blue Water Partners, L.L.C. - 666,500**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    Blue Water Partners, L.L.C. - 0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        Blue Water Partners, L.L.C. - 666,500**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.5%** (based on 14,751,694 shares outstanding as of October 1, 2000 as reported by issuer on Form 10-QSB)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        Blue Water Partners, L.L.C. - 00
--------------------------------------------------------------------------------

*   See Instruction before filling out.
**  See Item 4 of this filing.

CUSIP NO. 91359C 307                  13G                    PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        JDI Management Corp.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        JDI Management Corp. - State of New York
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       JDI Management Corp. - 666,500**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   JDI Management Corp. - 0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        JDI Management Corp. - 666,500**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    JDI Management Corp. - 0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        JDI Management Corp. - 666,500**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.5%** (based on 14,751,694 shares outstanding as of October 1, 2000 as reported by issuer on Form 10-QSB)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        JDI Management Corp. - CO
--------------------------------------------------------------------------------

*  See Instruction before filling out.
** See Item 4 of this filing.

CUSIP NO. 91359C 307                  13G                    PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Jonathan D. Iseson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Jonathan D. Iseson - United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       Jonathan D. Iseson - 666,500**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   Jonathan D. Iseson - 0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        Jonathan D. Iseson - 666,500**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    Jonathan D. Iseson - 0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        Jonathan D. Iseson - 666,500**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.5%** (based on 14,751,694 shares outstanding as of October 1, 2000 as reported by issuer on Form 10-QSB)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        Jonathan D. Iseson - IN
--------------------------------------------------------------------------------

*  See Instructions before filling out.
** See Item 4 of this filing.

CUSIP NO. 91359C 307                   13G                    PAGE 6 OF 10 PAGES
ITEM 1.



(a)    Name of Issuer:  Universal Heights, Inc.
(b)    Address of Issuer's Principal Executive Offices:    2875 N.E. 191 Street
                                                           Suite 400A
                                                           Miami, Florida  33180

ITEM 2.

(a) - (c)  Name, Principal Business Address and Citizenship of Persons Filing:

       (1)   Blue Water Master Fund, L.P.
             c/o Citco Fund Services
             Kaya Flamboyan 9
             Curacoa, Netherland Antilles
             Citizenship:  British Virgin Islands

       (2)   Blue Water Partners, L.L.C.
             701 Palomar Airport Road, Suite 150
             Carlsbad, California  92009
             Citizenship:  California

       (3)   JDI Management Corp.
             6 Chanticlaire Road
             Manhasset, NY  11030
             Citizenship:  New York

       (4)   Jonathan D. Iseson
             c/o Blue Water Partners, L.L.C.
             6 Chanticlaire
             Manhasset, NY  11030
             Citizenship:  USA

(d)    Title of Class of Securities:  Common Stock, par value $0.01 per share
(e)    CUSIP Number:  91359C 307

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13d-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a) - (j)  Not Applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.       OWNERSHIP

         The information in Items 1, 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

         Blue Water Master Fund, L.P., a British Virgin Islands limited partnership (the "Fund"), was formed for the purpose of investing in U.S. equities. All of the shares of Universal Heights, Inc. ("UHTS") covered hereby are owned of record by the Fund. The Fund has the right to receive any dividends on, or the proceeds from the sale of, these securities.

         Blue Water Partners, L.L.C., a California limited liability company (the "L.L.C."), is the general partner of the Fund. As a result of its role as general partner of the Fund, the L.L.C. has the ability to exercise voting and/or




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CUSIP NO. 91359C 307                   13G                    PAGE 7 OF 10 PAGES


dispositive power over shares of UHTS held in the Fund, and, therefore, the L.L.C. may be deemed to be the beneficial owner of the shares of UHTS held by the Fund. However, the L.L.C. does not have the right to receive any dividends on, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

         JDI Management Corp., a New York corporation ("JDI"), is a principal of the L.L.C. As a principal of the L.L.C., JDI has the ability to exercise voting and/or dispositive power through the L.L.C. over shares of UHTS held in the Fund. Consequently, JDI may be deemed to be the beneficial owner of the shares of UHTS beneficially owned by the L.L.C. However, JDI does not have the right to receive any dividends on, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

         Jonathan D. Iseson is the principal of JDI and is the investment manager and decision maker for the Fund. Mr. Iseson is filing this joint statement with the Fund because such roles enable him to exercise control over JDI, the L.L.C. and the Fund. Mr. Iseson does not own of record any shares of UHTS and he has not engaged in any transaction in common stock. However, as a result of his position as the principal of JDI, which is the principal of the L.L.C., which is the general partner of the Fund, and as the investment manager and decision maker for the Fund, Mr. Iseson has the power to exercise or to direct the exercise of such voting and/or dispositive power that the Fund may have with respect to UHTS common stock held by the Fund. All shares reported herein have been acquired by the Fund, and Mr. Iseson specifically disclaims beneficial ownership over any shares of UHTS common stock that he, JDI, the L.L.C. or the Fund may be deemed to beneficially own. Mr. Iseson does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:                |X|


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.



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CUSIP NO. 91359C 307                   13G                    PAGE 8 OF 10 PAGES



ITEM 10.      CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
                  Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal

                           /s/  Jonathan D. Iseson
                  -----------------------------------


BLUE WATER PARTNERS, L.L.C.

By:  JDI Management Corp.
         Its Principal

         By:  Jonathan D. Iseson
                  Its Principal

                  /s/  Jonathan D. Iseson
         -----------------------------------


JDI MANAGEMENT CORP.

By:  Jonathan D. Iseson
         Its Principal

         /s/  Jonathan D. Iseson
------------------------------------


JONATHAN D. ISESON

         /s/  Jonathan D. Iseson
------------------------------------



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CUSIP NO. 91359C 307                   13G                    PAGE 9 OF 10 PAGES




                                    EXHIBIT A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Universal Heights, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 10th day of November, 1999.

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
                  Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal

                           /s/  Jonathan D. Iseson
                  -----------------------------------


BLUE WATER PARTNERS, L.L.C.

By:  JDI Management Corp.
         Its Principal

         By:  Jonathan D. Iseson
                  Its Principal

                  /s/  Jonathan D. Iseson
         -----------------------------------


JDI MANAGEMENT CORP.

By:  Jonathan D. Iseson
         Its Principal

         /s/  Jonathan D. Iseson
------------------------------------


JONATHAN D. ISESON

         /s/  Jonathan D. Iseson
------------------------------------